Exhibit 99.(p)

SUBSCRIPTION AGREEMENT

This Agreement is made as of the 25th day of August, 2023 between Brookfield Infrastructure Income Fund Inc., a Maryland corporation (the “Fund”), and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership organized under the laws of Canada (the “Subscriber”).

WHEREAS, the Fund wishes to sell to the Subscriber, and the Subscriber wishes to purchase from the Fund, $100,000 of common stock, $.001 par value per share, of the Fund (10,000 shares of common stock at a purchase price of $10 per share (collectively, the “Shares”)); and

WHEREAS, the Subscriber is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940, as amended;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, the Subscriber is delivering to the Fund the amount of $100,000 in full payment for the Shares.

2.	The Subscriber agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.

Executed as of the date first set forth above.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

By:	/s/ Brian Hurley
Name:	Brian F. Hurley
Title:	Secretary

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.,
by its general partner,
BROOKFIELD INFRASTRUCTURE GP ULC

By:	/s/ David Krant
Name:	David Krant
Title:	Senior Vice President